SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: May 18, 2007

Commission file number 1-14748

OPEN JOINT STOCK COMPANY OF
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as
ROSTELECOM
(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION
(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA ST.
125047 MOSCOW, RUSSIA
(Address of principal executive offices)

Registrant’s telephone number, international: +7 499 972 8283

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On May 11, 2007, OJSC Rostelecom (the “Company”) published on its corporate web-site (www.rt.ru) information on the Annual General Shareholders’ Meeting upon results of the year 2006 (the “AGM”) scheduled for June 16, 2007, as well as the documents relating to the AGM (the “Documents”), including: Notification of the AGM of the Company, Information on the agenda of the AGM of the Company, Annual Report of the Company upon the results of the year 2006 prepared under the requirements of the Federal Service for Financial Markets (“FSFM”) of Russia, Report of the independent auditor Ernst & Young LLC in respect of the Company’s financial statements for the year ending December 31, 2006 prepared in accordance with Russian Accounting Standards (RAS), the annual financial statements of the Company for the year 2006 prepared in accordance with RAS, Extract from the Minutes No.8 of the Audit Committee of the Company’s Board of Directors, Resolution of the Audit Commission of the Company, the restated Charter (ver.8), the restated Regulations on the Board of Directors of the Company (ver.6), and the restated Regulations on the Management Board of the Company (ver.4).

The requirements for the contents of the Documents and criteria for the information to be disclosed in them are set by the laws and regulations of the Russian Federation and, in particular, the FSFM requirements. Such requirements and criteria for the information disclosure may, therefore, materially differ from the reporting and disclosure requirements under the U.S. securities laws, to which the Company is subject, including the reporting and disclosure requirements applicable to the Annual Report on Form 20-F.

Terms used in the Documents have the meaning given to them by the laws and regulations of the Russian Federation, which meaning may be different from the meaning given to the same terms by the U.S. securities laws, as well as reporting and disclosure requirements, including the reporting and disclosure requirements, applicable to the Annual Report on Form 20-F.

For any questions concerning the Documents, contact Olga V. Mokhoreva, Corporate Secretary, by phone at +7 499 973 9940, by facsimile at +7 499 972 8222 or by e-mail at mokhoreva@rt.ru.

The copies of the Documents are attached hereto as Exhibits 99-1 through 99-10.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2007	By:	/signed/ Dmitry Ye. Yerokhin
	Name:	Dmitry Ye. Yerokhin
	Title:	General Director

EXHIBIT INDEX

The following exhibits have been disclosed as a part of this Form 6-K:

Exhibit Number	Description
99-1	Notification of the AGM of the Company
99-2	Information on the agenda of the AGM of the Company
99-3	Annual Report of the Company upon the results of the year 2006 prepared under the requirements of the Federal Service for Financial Markets of Russia
99-4	Report of the independent auditor Ernst & Young LLC in respect of the Company’s financial statements for the year ending December 31, 2006 prepared in accordance with Russian Accounting Standards
99-5	Annual financial statements of the Company for the year 2006 prepared in accordance with Russian Accounting Standards
99-6	Extract from the Minutes No.8 of the Audit Committee of the Company’s Board of Directors
99-7	Resolution of the Audit Commission of the Company
99-8	Restated Charter of the Company (ver.8)
99-9	Restated Regulations on the Board of Directors of the Company (ver.6)
99-10	Restated Regulations on the Management Board of the Company (ver.4)